# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HeartSciences Inc., CIK 0001468492
CUSIP: 42254E104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 550 Reserve Street, Suite 360, Southlake, Texas (TX), 76092
Date of event which requires filing of this statement: 08/12/2026
Filed by CIK 0001652536
Persons authorized to receive notices and communications: Justin Kaufman, c/o Digital Currency Group, Inc., 290 Harbor Drive, 4th Floor, Stamford, Connecticut (CT), 06902, (917) 209-3776

## Reporting persons
- Digital Currency Group, Inc. (CIK 0001652536): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 411,522; shared voting power 0; sole dispositive power 411,522; shared dispositive power 0; aggregate amount beneficially owned 411,522 (9.4% of the class)
  Comment: See Item 5.
- Fortitude Mining Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 411,522; shared voting power 0; sole dispositive power 411,522; shared dispositive power 0; aggregate amount beneficially owned 411,522 (9.4% of the class)
  Comment: See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: HeartSciences Inc.
Address of issuer's principal executive offices: 550 Reserve Street, Suite 360, Southlake, Texas (TX), 76092

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of (i) Digital Currency Group, Inc. ("DCG") and (ii) Fortitude Mining Holdings, Inc. ("Fortitude" together with DCG, the "Reporting Persons").
Residence or business address: The address of the principal executive office of DCG is 290 Harbor Drive, 4th Floor, Stamford, CT, 06902. The address of the principal executive office of Fortitude is c/o Fortitude Mining, LLC 45 O'Connor Road Fairport, NY 14450.
Present principal occupation or employment: The principal business of DCG is investing in and operating companies focused on the cryptocurrency industry and decentralized technologies. The principal business of Fortitude is a digital asset mining platform. Fortitude is currently wholly owned by DCG.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons named in Schedule A-1 and Schedule A-2 herein have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: In January 2025, DCG consented to the entry of a cease-and-desist order by the Securities and Exchange Commission and agreed to pay a civil money penalty of $38 million. The order arose out of the SEC's findings that DCG negligently engaged in conduct that misled investors regarding the impact of a certain default on the financial condition of Genesis Global Holdco, LLC and certain of its subsidiaries (the "Genesis Entities") in violation of the federal securities laws. During the last five years, neither Fortitude nor to the knowledge of Fortitude without independent verification, any of the persons named in Schedule A-2 herein have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: See Item 6 of the cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Fortitude acquired 411,522 Shares reported herein pursuant to the Subscription Agreement dated as of August 12, 2026, by and between the Issuer and Fortitude (the "Subscription Agreement") for an aggregate purchase price of $999,998.46. The source of funds used by Fortitude to purchase such Shares was cash from its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the Shares in order to provide capital for the Issuer's ongoing operating expenses. The Reporting Persons collectively beneficially own an aggregate of 411,522 Shares, which represent 9.4% of the outstanding Shares (based upon the Issuer's outstanding shares of Common Stock as of August 12, 2026). The Subscription Agreement provides that, solely in the event that the Merger Agreement (as defined below) is terminated and the Transactions (as defined below) are not consummated, the Issuer will be required to file a registration statement registering the resale of the 411,522 Shares within thirty (30) calendar days of such termination. No such registration obligation arises if the Transactions close as contemplated.

On June 23, 2026, the Issuer entered into an Agreement and Plan of Merger (as amended on July 27, 2026, the "Merger Agreement") with Fortitude, Fortitude Mining HoldCo, LLC, a Delaware limited liability company and wholly-owned subsidiary of Fortitude ("Fortitude HoldCo"), and Cordis Acquisition, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer ("Merger Sub"). DCG is the sole stockholder of Fortitude.

Pursuant to the Merger Agreement, at the closing of the transactions contemplated thereby (the"Closing"): (i) Fortitude will contribute its Fortitude HoldCo Voting Units (as defined in the Merger Agreement) to the Issuer in exchange for shares of Class V Common Stock, par value $0.0001 per share, of the Issuer (the "Class V Common Stock") equal to the product of the Closing HeartSciences Common Stock Shares (as defined in the Merger Agreement) multiplied by the Exchange Ratio (which is 19.00, or, if the volume-weighted average price of the Issuer's common stock equals or exceeds $7.50 per share, 21.22) (the "Contribution and Exchange"); and (ii) Fortitude will contribute $2,000,000 in cash or Zcash to the Issuer in exchange for shares of Class A Common Stock, par value $0.0001 per share, of the Issuer (the "Class A Common Stock") equal to $2,000,000 divided by the Closing VWAP (as defined in the Merger Agreement) (the "Cash Contribution"). Concurrently, Merger Sub will merge with and into Fortitude HoldCo, with Fortitude HoldCo surviving as the "Surviving Company" and the Issuer becoming its sole managing member and each of Fortitude and the Issuer becoming holders of Surviving Company Non-Voting Units (as defined in the Merger Agreement) (the "Merger," and together with the Contribution and Exchange and the Cash Contribution, the "Transactions").

Following the Closing, the Issuer (to be renamed "Fortitude Mining Group, Inc." and referred to herein as the "Combined Company") will be organized in an "Up-C" structure, in which each of the Issuer and Fortitude will hold Surviving Company Non-Voting Units (as defined in the Merger Agreement) that are economically equivalent to shares of Class A Common Stock and the Surviving Company Non-Voting Units held by Fortitude will be exchangeable for shares of Class A Common Stock or cash, together with corresponding shares of Class V Common Stock. Each share of Class V Common Stock entitles the holder thereof to one vote per share but carries no economic rights and will not be listed for trading on any securities exchange. Shares of Class V Common Stock are not freely transferable and may only be held by holders of Surviving Company Non-Voting Units.

The shares of Class V Common Stock and Class A Common Stock of the Combined Company to be acquired by Fortitude pursuant to the Merger Agreement will be restricted securities issued in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act").

As a result of the Transactions, Fortitude is expected to hold approximately 95% of the outstanding combined voting power of the Combined Company. DCG, as the sole stockholder of Fortitude, is deemed the indirect beneficial owner of such securities and will have the ability to control the Combined Company's business and operations, including, without limitation, the election and removal of directors, acquisitions and dispositions of assets, the issuance of equity securities, financing arrangements, the declaration and payment of dividends, amendments to the Combined Company's organizational documents, and other significant corporate actions, subject to compliance with applicable governance rules/standards. The Combined Company will be a "controlled company" within the meaning of the Nasdaq Stock Market Rules.

Pursuant to the Merger Agreement, effective upon the Closing, the board of directors of the Issuer will be reconstituted to include individuals designated by Fortitude, and the executive officers of the Issuer will be replaced with individuals selected by Fortitude. In addition, subject to receipt of stockholder approval, the Issuer's certificate of formation will be amended and restated in its entirety prior to the Closing to, among other things, establish the Class V Common Stock and redesignate the existing common stock as Class A Common Stock. The Merger Agreement also requires the Issuer to submit an initial listing application with Nasdaq and obtain approval for the listing of the Class A Common Stock to be issued in connection with the Transactions.

Following the Closing, Fortitude may from time to time exchange Surviving Company Non-Voting Units (together with a corresponding number of shares of Class V Common Stock) for shares of Class A Common Stock of the Issuer or cash, in accordance with the terms of the Amended and Restated Limited Liability Company Agreement of Fortitude HoldCo (the "A&R LLC Agreement"). Any such exchanges would reduce the number of shares of Class V Common Stock and increase the number of shares of Class A Common Stock held by Fortitude.

The foregoing description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement included as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as described herein, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 of this Schedule 13D has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Combined Company on a continuing basis and may, depending on market conditions, the business and financial condition of the Combined Company, and other factors, from time to time acquire additional securities of the Combined Company, dispose of some or all of the securities of the Combined Company, or take other actions with respect to their investment in the Combined Company as they deem appropriate.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time and from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) and (b) See Items 7-11 of the cover pages to this Schedule 13D for each Reporting Person. The percentages reported herein are based upon the Issuer's outstanding shares of Common Stock as of August 12, 2026. Shares reported herein represent shares owned directly by Fortitude, which is currently a wholly-owned subsidiary of DCG.
Number of shares as to which each person has sole or shared power to vote or dispose: (a) and (b) See Items 7-11 of the cover pages to this Schedule 13D for each Reporting Person. The percentages reported herein are based upon the Issuer's outstanding shares of Common Stock as of August 12, 2026. Shares reported herein represent shares owned directly by Fortitude, which is currently a wholly-owned subsidiary of DCG.
Transactions in the class effected during the past sixty days: Except with respect to the acquisition of Shares pursuant to the Subscription Agreement, there have been no transactions in the Issuer's common stock by the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons named in Schedule A-1 and Schedule A-2 herein have during the sixty day period prior to the date of filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 of this Schedule 13D are incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
2.1 Merger Agreement, dated as of June 23, 2026, among HeartSciences Inc., Fortitude Mining Holdings, Inc., Fortitude Mining HoldCo, LLC and Cordis Acquisition, LLC (incorporated by reference to Exhibit 2.1 to HeartSciences' Current Report on Form 8-K, filed with the SEC on June 23, 2026).

2.2 Amendment No. 1 to Agreement and Plan of Merger, dated as of July 27, 2026, by and among HeartSciences Inc., Cordis Acquisition, LLC, Fortitude Mining Holdings, Inc. and Fortitude Mining HoldCo, LLC (incorporated by reference to Exhibit 2.2 to HeartSciences' Current Report on Form 8-K, filed with the SEC on July 27, 2026).

10.1 Subscription Agreement, dated as of August 12, 2026, by and between HeartSciences Inc. and Fortitude Mining Holdings, Inc. (incorporated by reference to Exhibit 10.1 of HeartSciences Inc.'s Current Report on Form 8-K filed with the SEC on August 18, 2026).

99.1* Joint-Filing Agreement filed by the Reporting Persons with the Securities and Exchange Commission on August 18, 2026.

* Filed herewith

## Signatures
- Digital Currency Group, Inc.: /s/ Mark Shifke, Mark Shifke/Chief Financial Officer (08/18/2026)
- Fortitude Mining Holdings, Inc.: /s/ Andrea Childs, Andrea Childs/Chief Executive Officer (08/18/2026)